FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


February 13, 2003
Commission File Number 001-16625


                                  BUNGE LIMITED
                 (Translation of registrant's name into English)


                                 50 Main Street
                          White Plains, New York 10606
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


                          Form 20-F  X    Form 40-F
                                    ---            ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):



         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):



         Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes       No  X
                                   ---       ---

         If "Yes" is marked, indicate below the file number assigned to the registrant with Rule 12g3-2(b): 82-



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                                    EXHIBITS
                                    --------



Exhibit 1 Press release dated February 13, 2003 announcing expiration of Hart-Scott-Rodino waiting period for Bunge Limited-Dupont joint venture



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                                   SIGNATURES
                                   ----------



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: February 13, 2003                              Bunge Limited



                                                  By:  /s/ William M. Wells
                                                     ---------------------------
                                                      William M. Wells
                                                      Chief Financial Officer


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                                                                       Exhibit 1

[BUNGE Logo]                               Contact:  Stewart Lindsay
                                                     Edelman Public Relations
                                                     1-212-704-4435
                                                     stewart.lindsay@edelman.com



                HART-SCOTT-RODINO WAITING PERIOD EXPIRES ON BUNGE
                         LIMITED - DUPONT JOINT VENTURE


WHITE PLAINS, NY - February 13, 2002 - Bunge Limited (NYSE: BG) today announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 has expired concerning the company's proposed joint venture with DuPont. Formation of the joint venture requires additional regulatory approvals.

Bunge and DuPont announced their intention to form a joint venture of their soy ingredient businesses on January 6, 2003. The joint venture, Solae L.L.C., will participate in the rapidlygrowing market for high-quality, nutritious food proteins. It is expected to begin later this year, with total initial annual revenues of approximately $800 million.

About Bunge Limited

Bunge Limited (www.bunge.com) is an integrated, international agribusiness and food company operating in the farm-to-consumer food chain with worldwide distribution capabilities and primary operations in North America, South America and Europe. Headquartered in White Plains, New York, Bunge has over 24,000 employees and locations in 28 countries. Bunge is the largest processor of soybeans in the Americas, the world's leading oilseed processing company, the largest producer and supplier of fertilizers to farmers in South America and the world's leading seller of bottled vegetable oils to consumers.


Cautionary Statement Concerning Forward-Looking Statements

This press release contains both historical and forward-looking statements. All statements, other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are not based on historical facts, but rather reflect our current expectations and projections about our future results, performance, prospects and opportunities. We have tried to identify these forward-looking statements by using words including "may," "will," "expect," "anticipate," "believe," "intend," "estimate" and "continue" and similar expressions. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. The following important factors, among others, could affect future results, causing them to differ materially from those expressed in our forward-looking statements: our ability to complete, integrate and benefit from acquisitions, divestitures, joint ventures and alliances, , estimated demand for commodities and other products that we sell and use in our business; industry conditions, including the cyclicality of the agribusiness industry; economic and political conditions in Brazil and Argentina; and other economic,

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business, competitive and/or regulatory factors affecting our business generally. The forward-looking statements included in this release are made only as of the date of this release, and except as otherwise required by federal securities law, we do not have any obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.